SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 October 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Holding(s) in Company dated 21 October 2020

Exhibit No: 99.1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		InterContinental Hotels Group PLC
1b. Please indicate if the issuer is a non-UK issuer
Non-UK issuer
2. Reason for the notification
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify): Correction of Form TR-1 that was filed on October 19, 2020				X
3. Details of person subject to the notification obligation
Name
RBC Global Asset Management Inc. ("RBC GAM")
RBC Phillips, Hager & North Investment Counsel Inc. ("PH&N IC")
RBC Private Counsel (USA) Inc. ("RBC Private Counsel")
Royal Trust Corporation of Canada ("Royal Trust")

City and country of registered office (if applicable)		Toronto, Ontario, Canada
4. Full name of shareholder(s) (if different from 3)
Name
City and country of registered office		Toronto, Canada
5. Date on which the threshold was crossed or reached:		N/A - Correction of Form TR-1 that was filed on October 19, 2020
6. Date on which issuer notified (DD/MM/YYYY):		19/10/2020
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	4.122%	0.041%	4.163%	182,656,312
Position of previous notification (if applicable)	2.984%	0.041%	3.025%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Common Stock (ISIN: GB00BHJYC057)	7,507,614 (RBC GAM)	4.110%
21,565 (PH&N IC)	0.012%
1,502 (RBC Private Counsel)	0.000%
SUBTOTAL 8. A	7,530,681	4.122%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
American Depositary Shares (ISIN: US45857P8068)	53,496 (PH&N IC)	0.029%
21,031 (RBC Private Counsel)	0.012%
369 (Royal Trust)	0.000%
SUBTOTAL 8. B 1	74,896	0.041%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights
N/A

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
RBC GAM	N/A	N/A	N/A
Capital Funding Alberta Limited (controlling entity holding 100% of RBC GAM)	N/A	N/A	N/A
Royal Bank Holding Inc. (controlling entity holding 100% of Capital Funding Alberta Limited)	N/A	N/A	N/A
Royal Bank of Canada (controlling entity holding 100% of Royal Bank Holding Inc.)	4.163%	N/A	4.163%

PH&N IC	N/A	N/A	N/A
Royal Bank Holding Inc. (controlling entity holding 100% of PH&N IC)	N/A	N/A	N/A
Royal Bank of Canada (controlling entity holding 100% of Royal Bank Holding Inc.)	4.163%	N/A	4.163%

RBC Private Counsel	N/A	N/A	N/A
Royal Bank Holding Inc. (controlling entity holding 100% of RBC Private Counsel)	N/A	N/A	N/A
Royal Bank of Canada (controlling entity holding 100% of Royal Bank Holding Inc.)	4.163%	N/A	4.163%

Royal Trust	N/A	N/A	N/A
Royal Bank of Canada (controlling entity holding 100% of Royal Trust)	4.163%	N/A	4.163%

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional information

Place of completion	Toronto, Ontario, Canada
Date of completion	19/10/2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	23 October 2020